Exhibit (a)(5)

Optex Systems Holdings, Inc. Commences Tender Offer to Purchase up to $4.25 Million in Value of Shares of Its Common Stock

RICHARDSON, Texas, August 18, 2022 (GLOBE NEWSWIRE) — Optex Systems Holdings, Inc. (OTCQB:OPXS) (“Optex”), a leading manufacturer of precision optical sighting systems for domestic and worldwide military and commercial applications, announced today that it commenced a “modified Dutch auction” tender offer to purchase up to $4.25 million in value of shares of its common stock, par value $0.001 per share (CUSIP number: 68384X209) (the “Common Stock”), or such lesser number of shares of Common Stock as properly tendered and not properly withdrawn, at a price not greater than $2.75 nor less than $2.35 per share of Common Stock (in multiples of $0.10 per share), net to the seller in cash, less any applicable withholding taxes and without interest (the “Offer”). The Offer is not conditioned upon any minimum number of shares of Common Stock being tendered. The Offer is made upon the terms and subject to the conditions described in the Offer to Purchase and in the related Letter of Transmittal, as they may be amended or supplemented from time to time, that are being filed by Optex with the U.S. Securities and Exchange Commission (the “SEC”) on August 18, 2022 and are being sent to holders of Common Stock or designated brokers or other nominees, as applicable.

The closing price of the Common Stock on the OTCQB marketplace on August 17, 2022, the last full day of trading before commencement of the Offer, was $2.00 per share. The Offer is scheduled to expire at 5:00 P.M., New York City time, on September 15, 2022, unless the Offer is extended. Stockholders must tender their shares of Common Stock prior to the expiration of the Offer and may withdraw any tendered shares at any time prior to the expiration of the Offer.

InvestorCom (“InvestorCom”) is serving as the information agent for the Offer and Continental Stock Transfer & Trust Company is serving as the depositary for the Offer. There is no dealer manager for the Offer. Any questions or requests for assistance in tendering shares of Common Stock in the Offer should be directed to InvestorCom at (877) 972-0090.

Optex’s board of directors has authorized the Offer. However, none of Optex, any member of its board of directors, the information agent or the depositary makes any recommendation as to whether any stockholder should tender or refrain from tendering shares of Common Stock in the Offer or as to the price or prices at which the stockholders may choose to tender their shares in the Offer. Stockholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which their shares should be tendered. In doing so, stockholders should consult their financial and tax advisors and read carefully and evaluate the information in the Offer to Purchase and the Letter of Transmittal, as they may be amended or supplemented from time to time, including the reasons for the Offer.

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of Common Stock. The Offer will be made pursuant to the Offer to Purchase and the related Letter of Transmittal, as they may be amended or supplemented from time to time, that Optex will file with the SEC as a part of a tender offer statement on Schedule TO and that Optex will distribute to holders of its Common Stock. Holders of Common Stock may obtain a free copy of the Schedule TO, Offer to Purchase and related Letter of Transmittal from the SEC’s website at www.sec.gov. These documents contain important information about the Offer. Holders of Common Stock are urged to read them carefully.

About Optex Systems Holdings, Inc.

Optex, which was founded in 1987, is a Richardson, Texas based ISO 9001:2015 certified concern, which manufactures optical sighting systems and assemblies, primarily for Department of Defense (DOD) applications. Its products are installed on various types of U.S. military land vehicles, such as the Abrams and Bradley fighting vehicles, Light Armored and Armored Security Vehicles, and have been selected for installation on the Stryker family of vehicles. Optex also manufactures and delivers numerous periscope configurations, rifle and surveillance sights, and night vision optical assemblies. Optex delivers its products both directly to the military services and to prime contractors. For additional information, please visit the Company’s website at www.optexsys.com.

Forward Looking Statements:

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions. These statements are based on Optex’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. Actual results may differ materially from those expressed or implied by the statements herein. Additional information about the factors that may affect Optex’s operations is set forth in Optex’s current and periodic reports filed with the SEC, including Optex’s current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K, particularly the discussion under the caption “Risk Factors” in Optex’s Annual Report on Form 10-K for the fiscal year ended October 3, 2021. The forward-looking statements in this communication are based on information available to Optex as of the date hereof.

Except as required by law, Optex undertakes no obligation to update or revise the information contained in this press release or any other forward-looking statement, whether written or oral, that may be made as a result of new information, future events or otherwise.

For more information, contact:

Information Agent:

InvestorCom

19 Old Kings Highway S. – Suite 130

Darien, CT 06820

Toll Free (877) 972-0090

Banks and Brokers call collect (203) 972-9300

info@investor-com.com

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